FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

For August 20, 2003
Commission File Number: 0-30868

                          Crosswave Communications Inc.
                 (Translation of registrant's name into English)

 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F [ X ]                            Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): [ ]

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): [ ]

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [  ]                No [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-101358) OF CROSSWAVE COMMUNICATIONS INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX

Exhibit      Date            Description of Exhibit
-------      ----            ----------------------

  1          08/20/2003      Crosswave Commucations and Its Subsidiaries File
                             for Corporate Reorganization in Japan

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Crosswave Communications Inc.


Date: August 20, 2003                   By: /s/ Suzuki Koichi
                                           --------------------------
                                                Suzuki Koichi
                                                President

EXHIBIT

   Crosswave Communications and Its Subsidiaries File for Corporate
                       Reorganization in Japan

    TOKYO--(BUSINESS WIRE)--Aug. 20, 2003--Crosswave Communications Inc. ("Crosswave Communications", NASDAQ: CWCI) and its Japanese subsidiaries, Crosswave Facilities Inc. ("Crosswave Facilities") and Crosswave Services Inc. ("Crosswave Services", and, together with Crosswave Communications and Crosswave Facilities, "Crosswave"), filed voluntary petitions for commencement of corporate reorganization proceedings with the Tokyo District Court today. Upon filing of the petitions, the court appointed Masaaki Oka to act as the preservative administrator and issued a preservative administration order to protect Crosswave's assets from creditors. Crosswave intends to continue to provide its clients with stable data communication services.
    Depending upon the value of Crosswave's assets to be determined through the proceedings, shares of Crosswave Communication's common stock and American Depositary Shares representing such shares will most likely lose all value. Specific details regarding corporate reorganization proceedings in Japan are discussed later in this press release.
    Crosswave Communications America, Inc., Crosswave's non-Japanese subsidiary, is not included in the petition of corporate reorganization.
    Since its incorporation in 1998, Crosswave Communications has been providing corporate clients with data communications services as a Type I Carrier in the telecommunication business. It won high praise in the market for its quality, technological skill and capabilities and acquired an increasing number of clients. However, as a result of severe price competition in the Japanese data communications market and a depressed domestic economy, Crosswave has been unable to achieve profitability and has experienced increasing funding constraints. Although the company has continued to attempt to increase sales, limit capital investments, reduce costs, rationalize the organization to operate more efficiently and find new sources of financing, such measures have not been sufficient to meet Crosswave's cash-flow requirements.
    In light of these circumstances and its current inability to pay obligations becoming due, Crosswave decided that the most appropriate course of action was to file a petition for commencement of corporate reorganization proceedings in order to be able to continue to provide its clients with stable data communication services and avoid the confusion that would result from the suspension of these services.
    Through the reorganization process, Crosswave hopes to obtain new funding to supplement Crosswave's existing capital and help it restructure its business operations.

    Note on Japanese Corporate Reorganization Proceedings

    Under the Japanese Corporate Reorganization Law, a company may apply to a court for commencement of corporate reorganization proceedings ("CRP"). CRP is similar to Chapter 11 of the United States Bankruptcy Code in that it allows a company to reorganize its business and its finances in order to continue the business operations of the company. After receiving a petition for CRP, a court will normally grant a preservative administration order by which a preservative administrator is appointed and the company's assets are temporarily protected from creditors. The company continues its business operations under the authority of the preservative administrator, the successor to the pre-petition management, who is normally an attorney-at-law and who is charged with investigating the financial condition of the company with the assistance of a certified public accountant, and studying the feasibility of a successful reorganization of the company. This process typically takes one to two months, though it can be substantially longer. Unlike "debtor in possession" bankruptcies in the United States, prior directors and officers forfeit their prior power to manage the company and dispose of its assets.
    If the preservative administrator finds that the company has a good chance to be successfully reorganized under CRP, the court will issue an order for the commencement of CRP and will appoint a reorganization administrator to assume responsibility for the company. The reorganization administrator is normally the former preservative administrator. The reorganization administrator will then seek a financial sponsor, typically an entity that is willing to provide financial assistance in order for the debtor company to maintain liquidity and continue its business operations. If the company successfully finds a financial sponsor, the court will appoint an additional reorganization administrator who is usually a business person chosen by the financial sponsor. If the preservative administrator finds, however, that the company is unlikely to be successfully reorganized under CRP, the court is likely to reject the CRP petition and therefore a liquidation of the company's assets will occur, similar in respects to Chapter 7 of the United States Bankruptcy Code.
    If the order is given to begin CRP, a number of procedures are carried out. First, the court will notify creditors of the CRP and provide them with the opportunity to verify their credit claims with the court. The reorganization administrator checks the nature and amount of the claims. Second, the reorganization administrator will audit company properties with the goal of clearly identifying the company's assets, estimating the degree of recovery possible for the creditors and assessing the values of the secured claims. Third, the reorganization administrator will propose a reorganization plan, including a repayment schedule. If the company's liabilities are greater than its assets, the reorganization plan will typically include a provision which extinguishes all existing equity shares held by shareholders at the date the plan becomes effective. At the same time, the company may issue new shares to creditors as part of a debt-equity swap or to parties providing additional financing. As a result, prior shareholders would most likely lose all rights and value in their shares by operation of law with no consideration deliverable to such shareholders. Crosswave's liabilities exceeded its assets as of June 30, 2003. Fourth, creditors vote whether to approve the reorganization plan and the court then endorses the plan, unless it is deemed unfair or unlawful.

    About Crosswave

    Crosswave Communications Inc. (Crosswave, NASDAQ: CWCI) is a data communications carrier offering customers reliable and versatile broadband networks and network services, enabling them to streamline and innovate their business infrastructure. Founded in 1998 by Internet Initiative Japan (NASDAQ: IIJI), Sony Corporation (NYSE: SNE) and Toyota Motor Corporation (NYSE: TM), the Company has made groundbreaking changes in the Japanese telecommunications market by offering a completely data-centric network. Currently, 90% of the traffic on Crosswave's nationwide network infrastructure is Ethernet-based, provided mainly through its flagship, Wide-area Ethernet Platform Service. Launched in 1999, the Wide-area Ethernet Platform service introduced a brand new type of network service to the market. The Company's fully integrated data centers and other services have redefined the role of carrier services by accommodating entire corporate system requirements. With the quality of its networks and its wide-ranging value-added features, the company has been a pioneer in the development of the data communications market in Japan. The Company offers its services to a diverse base of over 400 customers including many blue-chip companies in Japan.

    Cautionary Notice Regarding Forward-looking Statements

    Statements made in this press release with respect to Crosswave's plans, objectives, strategies, intentions, beliefs, predictions and other statements that are not historical facts are forward-looking statements about the future performance of Crosswave which are based on management's expectations, assumptions, estimates, projections and beliefs in light of information currently available to it. These forward-looking statements, such as statements regarding Crosswave's future operating plans, are subject to various risks and uncertainties that could cause actual results to be materially different from and worse than as described in the forward-looking statements. Potential risks and uncertainties include, without limitation, the ability of Crosswave to continue as a going concern; the ability of Crosswave to secure short-term financing; the outcome of Crosswave's efforts to restructure its business; the potential negative impact of the corporate reorganization proceedings on Crosswave's operations, management and employees; the ability to obtain court approval with respect to motions by Crosswave in the corporate reorganization submitted from time to time; the ability of Crosswave to maintain normal business terms with vendors and service providers; the ability of Crosswave to maintain contracts that are critical to its business and to attract and retain customers; the ability of Crosswave to attract, motivate and retain key executives and other employees; general economic conditions in Japan, including business conditions for Crosswave's current and potential customers; prices for data communication services; and other risks referred to from time to time in Crosswave's filings with the Securities and Exchange Commission.

    CONTACT: Crosswave Communications Inc.
             Media/Investor Relations Office, +81-3-5205-4580 press@cwc.co.jp http://www.cwc.co.jp/